Contact:	Bohn H. Crain
Chief Executive Officer
Radiant Logistics, Inc.
(425) 943-4599

RADIANT ANNOUNCES FIRST QUARTER RESULTS WITH RECORD REVENUES OF $25.6 MILLION

Completes Acquisition of Automotive Assets in Detroit and Positions for Future Growth

BELLEVUE, WA, November 14, 2007 - Radiant Logistics, Inc. (OTC BB: RLGT), a domestic and international freight forwarding and logistics services company, today reported financial results for the three months ended September 30, 2007.

For the three months ended September 30, 2007, Radiant reported net income of $88,000 on $25.6 million of revenues, or $0.00 per basic and fully diluted share. For the three months ended September 30, 2006, Radiant reported net income of $160,000 on $14.4 million of revenues, or $0.00 per basic and fully diluted share.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) of $427,000 for the three months ended September 30, 2007, compared to $398,000 for the three months ended September 30, 2006. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

“As we recently announced, we are very happy to have completed our transaction in Detroit and look forward to getting back to business with a renewed focus on our expanding customer base and the execution of our core growth strategy,” said Bohn Crain, Chairman and CEO. “The quarter ended September 30, 2007 was another solid quarter for revenue growth, up 77.3% and $11.1 million over the comparable prior year period. We were also able to post modest gains in our adjusted EBITDA which was $427,000 for the quarter (and included $100,000 in costs associated our international group) compared to $398,000 for the comparable prior year period. Looking forward, we remain committed to creating shareholder value by delivering profitable growth. From our current platform, profitable growth can be best achieved by continuing to bring value to the agent-based forwarder. Over the past 12-18 months our unique value proposition has continued to gain momentum in the marketplace as evidenced by the number of great new agent partners that have joined our ranks. Over the longer term, we believe this trend will continue. We approach 2008 with a three-prong strategy: (1) providing continuous improvement to our existing network participants in terms of technology, buy rates and enhanced service offerings; (2) building upon the success of our organic growth initiative by on-boarding additional agent stations; and (3) opportunistically pursuing acquisition opportunities, including within the community of agent-based forwarders.”

Supplemental Pro Forma Information

We believe that supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business. A reconciliation of adjusted EBITDA amounts to the most directly comparable GAAP measure for the three months ended September 30, 2007 and 2006 is shown below:

(Amounts in 000’s)	Three months ended September 30,
	2007	2006
Net income	$88	$160

Depreciation and amortization	240	186
Interest expense, net	25	5
Income tax expense (benefit)	(8)	2

EBITDA	345	353
Stock-based compensation and other non-cash costs	82	45

Adjusted EBITDA	$427	$398

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States.

Investor Conference Call

Radiant will host a conference call for shareholders and the investing community on Thursday November 15, 2006 at 4:00pm, ET to discuss the contents of the release. The call can be accessed by dialing (877) 407-8031, or (201) 689-8031 for international participants, and is expected to last approximately 30 minutes. Callers are requested to dial in 5 minutes before the start of the call. An audio replay will be available for one week after the teleconference by dialing (877) 660-6853, or (201) 612-7415 for international callers, and using account number 286 and conference ID number 262462.

About Radiant Logistics (OTC BB: RLGT)
Radiant Logistics (www.radiant-logistics.com) is executing a strategy to build a global transportation and supply chain management company through organic growth and the strategic acquisition of regional best-of-breed non-asset based transportation and logistics providers, to offer its customers domestic and international freight forwarding and an expanding array of value added supply chain management services, including order fulfillment, inventory management and warehousing. For more information about Radiant Logistics, please contact Bohn Crain at (425) 943-4599.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors relating to our ability to develop additional agency locations, as well as to locate and finance acquisition opportunities, as well as other important factors that could cause our actual results to differ from our expectations, include but are not limited to those risk factors disclosed in our Report on Form 10-K for the year ended June 30, 2007 and other filings with the Securities and Exchange Commission and other public documents and press releases which can be found on our web-site (www.radiant-logistics.com). Readers are cautioned not to place undue reliance on our forward-looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances occurring after the date hereof.

# # #

RADIANT LOGISTICS, INC.
(f/k/a Golf Two, Inc.)
Consolidated Balance Sheets
(UNAUDITED)

	September 30,	June 30,
	2007	2007
ASSETS
Current assets -
Cash and cash equivalents	$409,361	$719,575
Accounts receivable, net of allowance for doubtful accounts of $286,255 at September, 30 2007 and $259,960 at June 30, 2007	17,503,002	15,062,910
Current portion of employee loan receivables and other receivables	40,816	42,800
Prepaid expenses and other current assets	152,426	59,328
Deferred tax asset	256,468	234,656
Total current assets	18,362,073	16,119,269

Property and equipment, net	918,653	844,919
Acquired intangibles, net	1,652,933	1,789,773
Goodwill	5,532,223	5,532,223
Employee loan receivable	80,000	80,000
Investment in real estate	40,000	40,000
Deposits and other assets	1,069,658	618,153
	$27,655,540	$25,024,337

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities -
Notes payable	$800,000	$800,000
Accounts payable	11,540,517	11,619,579
Accrued transportation costs	2,059,105	1,651,177
Commissions payable	786,903	700,020
Other accrued costs	241,481	344,305
Income taxes payable	117,116	224,696
Total current liabilities	15,545,122	15,339,777

Long term debt	4,314,520	1,974,214
Deferred tax liability	561,997	608,523
Total liabilities	20,421,639	17,922,514

Commitments & contingencies	-	-
Minority Interest	39,870	57,482

Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized: issued and outstanding: 33,961,639 at September 30, 2007 and June 30, 2007	15,417	15,417
Additional paid-in capital	7,199,032	7,137,774
Accumulated deficit	(20,418)	(108,850)
Total Stockholders’ equity	7,194,031	7,044,341
	$27,655,540	$25,024,337

RADIANT LOGISTICS, INC.
(f/k/a Golf Two, Inc.)
Consolidated Statements of Income (Operations)
(UNAUDITED)

	THREE MONTHS ENDED September 30,
	2007	2006

Revenue	$25,557,234	$14,417,101
Cost of transportation	17,116,375	9,423,319
Net revenues	8,440,859	4,993,782

Agent Commissions	5,851,818	3,727,317
Personnel costs	1,546,934	507,032
Selling, general and administrative expenses	694,867	405,905
Depreciation and amortization	239,868	186,106
Total operating expenses	8,333,487	4,826,360

Income from operations	107,372	167,422

Other income (expense):
Interest income	1,200	1,805
Interest expense	(25,740)	(7,491)
Other	(19,743)	(402
Total other income (expense)	(44,283)	(6,088)

Income before income tax expense (benefit)	63,089	161,334

Income tax expense (benefit)	(7,731)	1,808
Income before minority interest	70,820	-
Minority interest	(17,612)	-

Net income	$88,432	$159,526

Net income per common share - basic	$0.00	$0.00
Net income per common share - diluted	$0.00	$0.00

Weighted average shares outstanding:
Basic shares	33,961,639	33,652,400
Diluted shares	34,442,963	36,137,182

RADIANT LOGISTICS, INC.
Reconciliation of EBITDA to Net Income and Net Cash Provided By (Used In) Operating Activities
(UNAUDITED)

As used in this report, adjusted EBITDA means earnings before interest, income taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash costs. We believe that adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges. Adjusted EBITDA is also used by our creditors in assessing debt covenant compliance. We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA is not intended as an alternative to cash flow provided by (used in) operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of adjusted EBITDA to both net income and cash flow provided by (used in) operating activities:

	THREE MONTHS ENDED SEPTEMBER 30,
	2007	2006
Adjusted EBITDA	$427,105	$398,119
Stock-based compensation and other non-cash costs	81,996	44,992
EBITDA	345,109	353,127

Depreciation and amortization	239,868	186,106
Interest expense net of interest income	24,540	5,686
Income tax expense (benefit)	(7,731)	1,808
Net income	88,432	159,527

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
non-cash compensation expense (stock options)	61,258	44,992
amortization of intangibles	136,840	152,959
amortization of deferred tax liability	(46,526)	(52,006)
Depreciation	95,875	25,994
Amortization	7,153	7,153
minority interest in income of subsidiaries	(17,612)	-
provision for doubtful accounts	26,265	-
change in fair value of accounts receivable	-	(6,128)

CHANGE IN OPERATING ASSETS AND LIABILITIES:
accounts receivable	(2,466,357)	197,207
employee receivable and other receivables	1,984	(1,600)
prepaid expenses and other current assets	(574,099)	103,562
accounts payable	(79,062)	583,935
accrued transportation costs	407,928	61,499
commissions payable	86,883	77,664
other accrued costs	(102,823)	(47,639)
income taxes payable	(107,580)	(246,546)
Net cash provided by (used for)
operating activities	$(2,481,441)	$1,060,572